EXHIBIT 99.01

CAUTIONARY STATEMENTS FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Many of the following important factors discussed below have been discussed in our prior SEC filings.

You should be cautioned that the following important factors have affected, and in the future could affect, our actual results. There may also be additional factors not discussed in this report that could also affect future results. These factors could cause our future financial results to differ materially from those expressed in any forward-looking statements made by us. Forward-looking statements may relate to such matters as:

•	our ability to generate future revenues;

•	the commercialization of our products;

•	the expansion and ongoing operation of facilities producing our products;

•	our ability to produce adequate amounts of our products ourselves or through third-party manufacturers;

•	the optimization of production costs; and

•	our ability to enter into future business collaborations and marketing partnerships.

Forward-looking statements may include words such as “will,” “should,” “could,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” and other similar expressions. This list does not constitute all factors which you should consider prior to making a decision to invest in our securities. You should also not assume that the information contained herein is complete or accurate in all respects after the date of this filing. We disclaim any duty to update the statements contained herein.

If we are unable to successfully expand, continuously utilize and adequately manage our production capacity or enter into favorable agreements with third parties to produce our oils or if our suppliers fail to produce and supply us with adequate amounts of oil, our customers may not be able to obtain a sufficient supply of DHA and ARA from us and our future revenues from these products may be limited.

To meet potential demand for our nutritional oils that are used to supplement infant formulas, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky and Kingstree, South Carolina manufacturing plants. We estimate the worldwide infant formula market to be approximately $8.5 to $9.5 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive greater than $400 million in revenues annually from these sales. Our sales into the non-infant nutritional supplement and food and animal feed markets to date have been less than $10 million annually. During fiscal 2004 and 2003, the demand for our nutritional oils by our customers for use in infant formula products exceeded production output and capacity and as such, we limited the orders we accepted for our nutritional oils. Some of our customers responded to the shortages and inconsistent supply by building inventory, and we have had difficulty in predicting with certainty what our customers’ future ordering would be in light of limited visibility into our customers’ supply chain and expansion plans. With this limited visibility into customer demand, we may be unable to provide the required quantities of oil cost-effectively, and we may have difficulties managing our product inventories, which could result in shortfalls or excess supply. In addition, due to our historic production capacity issue, our customers may seek alternative sources of supply, delay entry into new markets or generally decrease their orders from us. Although some of our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. Our future revenues from sales of our nutritional oils may be limited if (a) we are unable to cost-effectively manufacture our DHA-containing oil at our Winchester and Kingstree plants; (b) we are unable to successfully further expand our production capabilities; (c) we are unable to enter into other satisfactory third-party manufacturing agreements; (d) DSM is unable to overcome its production issues for ARA-containing oils at Belvidere; (e) our licensees are able to find alternative sources for DHA or ARA; or (f) we are unable to adequately manage our production capacity in light of customer expectations and demand.

As we and our major suppliers increase production of our nutritional oils, we may experience certain risks associated with commercial manufacturing that could have a material adverse effect on our business, financial condition, and/ or results of operations.

We have substantially completed our extensive expansion in Kingstree for the fermentation and processing of our nutritional oils and DSM is expanding its ARA production capacity in Belvidere, New Jersey. When combining our current DHA production capabilities in Winchester and Kingstree with DSM’s current ARA production capabilities in Italy and the U.S., we currently have maximum capacity for all DHA and ARA products in place equivalent to $380 million to $400 million of annual revenue, although production is not yet consistently reaching this level as there have been some start-up related fluctuations in output at DSM’s Belvidere facility. Maximum capacity is expected to increase throughout the remainder of fiscal 2005 as DSM expands its Belvidere plant, and we expect to have maximum available production capacity equivalent to approximately $500 million in annualized sales of infant formula and food DHA products at some point in the second half of fiscal 2005. Our and DSM’s ability to maintain commercial production at these higher levels has not been successfully tested. Further, we may have periods of overcapacity because of potential excess supply versus customer demand.

As we and our major suppliers increase our production, we may encounter many risks associated with our commercial manufacturing such as:

•	we may experience problems processing, handling and shipping the higher quantities of oil produced from our expanded facilities;

•	the costs of expanding, operating and maintaining our production facilities may exceed our expectations;

•	product defects may result;

•	lower than anticipated fermentation success rates, as is currently being experienced at DSM’s Belvidere plant in certain months, may result;

•	lower downstream processing yields;

•	environmental and safety problems may result from our production process; and

•	regulatory issues relating to the scale-up and operation regarding our production process may arise.

If we were to experience any one or more of these problems, there could be a material adverse effect on our business, financial condition, and/ or results of operations.

We have a single third-party supplier of our ARA. If this supplier of our ARA is unable to supply us with our required amounts of ARA, we are unable to find alternative supply sources of our ARA or we are unable to cost-effectively manufacture our ARA ourselves, our customers may not be able to obtain a sufficient supply of ARA from us, and our future revenues may be limited.

We have entered into an agreement with a third-party manufacturer, DSM, to supply (except for limited rights Martek retains) our ARA out of its plants in Capua, Italy and Belvidere, New Jersey. Because DSM is a third-party manufacturer, we do not have full control over the timing and extent of its Capua and Belvidere production volumes. If DSM fails to supply us with required amounts of ARA under our agreement, we would not be able to meet our customers’ demands unless we were able to utilize alternative sources of supply. In this regard, we would have to either manufacture the ARA at one or both of our plants, which may be more costly and would also reduce our DHA oil production capacity, or enter into other third-party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost-effectively manufacture the ARA in our Winchester or Kingstree plants, our future revenues from sales of our oils may be limited.

We have significantly increased our manufacturing capacity and have incurred substantial costs in doing so. If we are unable to increase our revenues from our nutritional oils produced at these facilities, we may experience excess production capacity and we may be unable to recover these plant expansion costs.

In connection with our efforts to alleviate supply constraints with our infant formula licensees, we have completed a build-out of our Winchester, Kentucky facility and have substantially completed an extensive expansion of our Kingstree, South Carolina facility. The build-out at these two facilities was expensive, and our ability to recover the costs we incurred in the build-outs will depend on increased revenue from, and greater manufacturing efficiency achieved in the production of, our nutritional oils produced at these facilities. There are no assurances that we will be able to achieve these goals, which could create periods of excess production capacity. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” if it is estimated that we will not be able to recover the carrying amounts of the production assets, we would be required to record an asset impairment write-down. The effect of such write-down could be material. Furthermore, with this potential excess capacity, we may be unable to produce the required quantities of oil cost-effectively, which could have a material effect on our product margins and overall profitability.

A substantial portion of our nutritional oil products sales are made to four of our existing customers under agreements with no minimum purchase requirements. If demand by these customers for our nutritional oil products declines, our revenues may materially decline.

We rely on a substantial portion of our product sales to four of our existing customers. Approximately 90% of our product sales revenue during the six months ended April 30, 2005 was generated by sales of DHA and ARA to four customers, Mead Johnson, Abbott Laboratories, Nestle and Wyeth. We cannot guarantee that these customers will continue to demand our nutritional products at current or predictable levels. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future, and certain of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources. We have limited visibility into our customers’ future actual level of demand, notwithstanding our view of consumer demand. If demand by any of our customers for our nutritional products declines, we may experience a material decline in our revenues.

Failure to effectively manage our growth could disrupt our operations and prevent us from generating the revenues and gross profit margins we expect.

In response to current and expected demand for our nutritional oils, we have been actively working to expand our production capabilities. To manage our growth successfully we must implement, constantly improve and effectively utilize our operational and financial systems while expanding our production capacity and workforce. We must also maintain and strengthen the breadth and depth of our current strategic relationships while developing new relationships. Our existing or planned operational and financial systems may not be sufficient to support our growth; we may not successfully control production costs and maintain current and anticipated gross profit levels; and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If we do not adequately manage our growth, our business and future revenues will suffer.

Our oils are very sensitive to oxidation and not very compatible with many liquid or dry foods that are currently on the market. If economical methods are not developed to successfully incorporate our oils into various food and beverage applications, we may never be able to gain large-scale entry into the food and beverage market.

Although we believe that the food and beverage market could be a large market for DHA fortification with our DHA-S oil, the potential in this market could be limited if methods are not developed that allow incorporation of the oil into various foods and beverages with acceptable flavor and texture for the duration of the shelf life of the food products. While DHA-enriched food and beverage products with acceptable flavor and stability have been developed, risks exist for other finished food products, such as cereals, milk and certain types of nutritional bars for which DHA fortification has not yet been successfully established. Even if we can successfully incorporate our oils into foods and beverages, manufacturers of these products will have to develop methods to demonstrate feasibility in their production processes. The timing and extent of our sales into the food and beverage market, therefore, are dependent not only on market demand, but also on manufacturing issues over which we have little or no control.

If it is determined that large amounts of eicosapentaenoic acid (“EPA”) must be added to DHA in order to achieve optimal cardiovascular health benefits, we may never be able to gain large- scale entry into the food and beverage market.

Separately, the rationale for supplementing foods and beverages with DHA is to improve overall cardiovascular system and/or central nervous system development and health. In September of 2004, the Food and Drug Administration (“FDA”) authorized a qualified health claim which may be utilized for food products containing both DHA and EPA relating to the reduction of risk of coronary heart disease. No minimum amounts for either DHA or EPA were established as prerequisites for the claim. Our DHA-S oil includes limited amounts of EPA and therefore products containing the DHA-S oil qualify for use of the qualified health claim. Studies have been completed in the past to investigate the independent effects of DHA and EPA on cardiovascular health and additional studies may be on-going or conducted in the future. If the consensus of results from these studies establishes that relatively large amounts of EPA are required to be supplemented with DHA in order to achieve the optimal cardiovascular health benefit, then our penetration of the food and beverage market for cardiovascular applications may be limited.

Since infant formula pricing is very competitive, the premium that our oils adds to the cost of the formula may never allow it to be priced at levels that will allow worldwide acceptance by consumers.

Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may not be able to sell supplemented products at prices that will allow them to gain worldwide market acceptance while, at the same time, remaining profitable. This may lead to price pressure on us. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. We are prohibited from granting a license to any party for the inclusion of our nutritional oils in infant formula with payment terms or royalty rates that are more favorable than those provided to the licensees under the terms of several of our current license agreements without either the written consent of those current licensees or prospectively offering such new more favorable terms to those current licensees.

If market demand for our products continues to grow, we may need significant additional capital to expand our production capability. We may also need additional capital in the future to continue our research and development efforts, to conduct product testing, including preclinical and clinical trials, and to market our products.

Our meeting future demand may require even further expansion of our production capability for our nutritional oils. We recently completed an expansion of our Kingstree facility. As of April 30, 2005, we had approximately $57.1 million in cash, cash equivalents and short-term investments as well as $45.0 million of our revolving credit facility available to meet future capital requirements. As of April 30, 2005, we expect to invest at least $15 million over the remainder of fiscal 2005 in plant and equipment expenditures as well as for other company-wide capital needs. We also may require additional capital to fund our internal build-up of inventory levels, costs to us resulting from DSM’s potential inability to adequately supply us with ARA, research and development, product testing, and marketing activities. The timing and extent of our additional cash needs will primarily depend on: (a) the timing and extent of future launches of infant formula products containing our oils by our licensees; (b) the timing and extent of introductions of DHA into foods and/or nutritional supplements for children and adults; (c) whether or not we enter into collaborations with third parties to produce our nutritional oils; (d) DSM’s ability to produce adequate levels of our ARA-containing oils on a consistent basis; and (e) our ability to generate profits from the sales of our nutritional products.

To continue to fund our growth, we will pursue various sources of funding, which may include debt financing, equity issuances, asset-based borrowing, lease financing, and collaborative arrangements with partners. In May 2004, we amended and expanded our three year secured revolving credit facility to $100 million. This debt financing arrangement will require us to comply with financial covenants, which we may not be able to meet if demand for our products was to significantly decline, if there was a significant change in our financial position or if our cash needs are greater than we currently anticipate. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or expansion of our production capacity. In August 2004, our shelf registration statement was declared effective by the SEC. The shelf registration statement enables us to issue debt securities, preferred stock, common stock and warrants in the aggregate amount of $200 million, of which approximately $110 million is currently available for future issuance. Future equity issuances may be dilutive to our existing shareholders. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patent rights, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs, which may have a material adverse effect on our future business.

The market price of our common stock may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of events like product launches and license announcements.

We are a public growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending April 30, 2005, our common stock traded between $72.69 and

$32.00 per share. During the fifty-two week period ending April 30, 2004, our common stock traded between $73.36 and $31.30 per share. The following are examples of items that may significantly impact the market price for our common stock:

•	announcements of technical innovations, new commercial products and product launches by us or our competitors;

•	arrangements or strategic partnerships by us or our competitors;

•	announcements of license agreements, acquisitions or strategic alliances;

•	patent or other intellectual property achievements or adverse developments;

•	quarterly fluctuations in our results of operations;

•	failure or delay in expansion and continuous operation regarding our commercial manufacturing or failure or delay of our third-party manufacturers in expansion and continuous operation regarding their commercial manufacturing;

•	failure to enter into favorable third-party manufacturing agreements;

•	regulatory decisions (approvals or disapprovals) or changes concerning our products and our competitors’ products;

•	announcements related to threatened, new or existing litigation;

•	changes in our estimates of financial performance or changes in recommendations by securities analysts; and

•	general market conditions for growth companies and bioscience companies.

Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to absorb a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

The market liquidity for our stock is relatively low. As of April 30, 2005, we had 31,656,005 shares of common stock outstanding. The average daily trading volume in our common stock during the fifty-two week period ending April 30, 2005 was approximately 1.0 million shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell at a price that is satisfactory to you.

If significant shares eligible for future sales are sold, the result may depress our stock price by increasing the supply of our shares in the market at a time when demand may be limited.

As of April 30, 2005, we had 31,656,005 shares of common stock outstanding, stock options outstanding to purchase an aggregate of approximately 4.2 million shares of common stock and warrants outstanding to purchase up to approximately 31,000 shares of common stock at an exercise price of $19.05 per share. Of these options and warrants, approximately 3.2 million were exercisable at June 2, 2005. Furthermore, we have filed a universal shelf registration statement with the SEC, which was declared effective in August 2004, pursuant to which we may issue debt securities, preferred stock, common stock and warrants to purchase debt securities, preferred stock or common stock in an aggregate amount of up to $200 million, of which approximately $110 million is currently available for future issuance. To the extent that these options and warrants for our common stock are exercised or we issue additional shares to raise capital to increase production capacity or if our financial requirements otherwise warrant, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities. If we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing and the manufacturing and marketing of our products, we may need to raise additional capital through the sale of equity securities.

We have agreed to issue and register for resale up to 1,931,853 additional shares, to former OmegaTech stockholders and option holders pursuant to our Agreement and Plan of Merger with OmegaTech, if certain regulatory and financial milestones were achieved by October 31, 2004. The representative for these interest holders has asserted that shares related to two of these milestones should be issued, an assertion with which we do not agree. While we have not resolved this matter, a substantial number of these additional shares would be issued and become eligible for resale if it were determined that these two milestones were achieved. See Item 1 of Part II of this Form 10-Q, “Legal Proceedings,” for further discussion. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur, which could limit your ability to sell at a price satisfactory to you.

Our current patents may not be able to provide protection against competitive products and we may be unable to protect our intellectual property portfolio in the future.

European and United States patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competing technology because governmental agencies may revoke our patents or may limit the scope of our patents or private parties may be successful in challenging the validity or enforceability of our patents. If any of these happen, companies may be able to produce products using our previously patented technology. A number of our competitors have challenged our patents, particularly in Europe:

•	Aventis S.A. and Nagase & Co. Ltd. are challenging our European patent covering our DHA-containing oils. At a hearing in October 2000, the Opposition Division of the European Patent Office (“EPO”) revoked our patent on the grounds that it was not novel. We immediately appealed this ruling, and in July 2002 we received a positive ruling from an Appeal Board of the EPO, setting aside the prior decision to revoke this patent. Consistent with our request, the patent has been returned to the Opposition Division for a determination as to whether it has met the legal requirement of “inventive step”. A hearing is now scheduled for August 2005 and the process is not expected to be complete until 2007.

•	With respect to our ARA patent issued by the EPO, BASF AG, Friesland Brands B.V., and Suntory Limited have filed their grounds for opposing this patent with the Opposition Division of the EPO. At a hearing at the Opposition Division in April 2005, the Opposition Division of the EPO upheld the patent in a form containing modified claims which are narrower than the claims originally granted. We believe it is likely that the opponents will appeal the decision. In an effort to broaden the claims of the patent, Martek also intends to appeal the decision. Martek’s ARA oil patent will remain in full force and effect throughout the appeal process. The appeal process is not expected to be completed until some time in late 2006 or 2007.

•	With respect to our blended oil (blend of DHA and ARA oils for use in various applications, including infant formula) patent issued by the EPO, BASF AG and Suntory Limited have filed their grounds for opposing this patent with the Opposition Division of the EPO. In November 2004, the Opposition Division of the EPO revoked Martek’s European blended oil patent as a result of these challenges. The Company immediately filed an appeal of this decision; as a consequence, the blended oil patent has been reinstated and will remain in full force and effect during the appeal. The appeal process is not expected to be completed until 2006.

•	Prior to our purchase of OmegaTech, Aventis Research and Technologies GmbH & Co. KG, and Nagase Limited challenged OmegaTech’s European patent covering its DHA-containing oils. At a hearing in December 2000, the Opposition Division of the EPO upheld some of the claims and revoked other claims. OmegaTech immediately appealed this ruling, as did Aventis. At an appeal hearing in May 2005, Martek received a favorable decision from the Appeal Board of the EPO, which overturns the decision of the Opposition Division and returns the case to the Opposition Division for review on the merits of the patent claim. Any decision made by the Opposition Division can be appealed. Assuming an appeal, the review process is expected to take approximately three to four years to complete, during which time the patent will remain in full force and effect.

•	In September 2003, we filed a patent infringement lawsuit in the U.S. District Court in Delaware against Nutrinova Inc., Nutrinova Nutrition Specialties & Food Ingredients GmbH, Celanese Ventures GmbH, and Celanese AG alleging infringement of two of our U.S. patents. Celanese Ventures GmbH and Celanese Ag have been dropped from the lawsuit. We have added an additional two patents to the suit, bringing the total number that Nutrinova is accused of infringing to four patents. The lawsuit alleges that Nutrinova has been making, using, offering to sell, selling and/or importing into the United States DHA that infringes the patents. In October 2003, Nutrinova filed counterclaims alleging inequitable conduct and invalidity, unenforceability and/or noninfringement of 19 of our U.S. patents. A scheduling hearing in the case was held in January 2005, and the trial is scheduled for October 2006. A hearing before the court on the meaning and scope of the patent claims in dispute is scheduled to be held in late November 2005. We also filed a patent infringement suit involving Nutrinova Nutrition Specialties & Food Ingredients GmbH and Celanese Ventures GmbH in Germany in January 2004. The complaint alleges infringement of our European patent relating to DHA-containing oils. A hearing in this case was held in a district court in Dusseldorf in April 2005 and the court delayed its decision pending input from a court-appointed technical expert. The court’s decision is expected by April 2006.

•	Suntory has opposed our blended oil patent in Japan, where we believe there currently are no sales of infant formula containing our blended oils. The patent was revoked by the Japanese Patent Office and the revocation upheld by the Tokyo High Court in September 2004. We appealed this decision to the Japanese Supreme Court and, as expected, that court has declined to hear the matter. Thus, the revocation of this patent has become final. With respect to our Japanese ARA patent, the same result has been reached.

•	With respect to our ARA patent in South Korea, where we believe there are limited sales of infant formula containing our ARA oil, Suntory has also filed an opposition. A hearing on the matter has not been scheduled. Suntory has also initiated an invalidation case against our blended oil patent in South Korea. Our response to Suntory was filed in February 2005. No hearing date has been set. At this point, it is not possible to indicate what the likely outcome of these two South Korean matters will be.

If any of the challenges described above or any other challenges to our patents which may arise in the future are successful, our competitors may be able to produce similar products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the royalty revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. If our products are found to infringe on the intellectual property rights of others, we may have to pay substantial damages. The revocation of our European DHA patent, ARA patent or blended oils patent could result in a decrease in revenues under our license agreements.

We expect that in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We may incur substantial costs in the future protecting and defending our patents and cannot be sure that we will be able to successfully defend our patents or that our competitors will not be able to “design around” our intellectual property.

We are aware of several products that are currently available, and products under development, that may present a serious competitive threat to our products.

Our success depends upon achieving and maintaining a superior competitive position in the infant formula and adult nutritional product markets. Many potential competitors, which include companies such as BASF AG, Cargill, Suntory Limited, Celanese Ventures and Nagase & Co. Ltd., have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. Some of these competitors are currently offering competing sources of DHA and ARA for use in the adult market and for use in infant formula outside the US. If a competitor develops a better product or technology, or our competitors’ products gain widespread acceptance, the sales of our products or technologies may be materially adversely affected or rendered obsolete.

We believe that, to date, we have developed the purest forms of DHA and ARA oils commercially available in significant quantities; however, we are aware that other sources of DHA and ARA are or may be available. Specifically:

•	the Ross Products Division of Abbott Laboratories filed a Generally Recognized as Safe notification on January 2, 2002 seeking FDA concurrence that its fish oil source of DHA and its fungal source of ARA are Generally Recognized as Safe when used as ingredients in infant formula. At this time, the notification continues to be under consideration by the FDA;

•	Reliant Pharmaceuticals has announced that it will launch Omacor, a DHA/ EPA ethyl ester, in the second half of 2005 for treatment of hyperlipidemia;

•	Suntory Limited and Cargill Inc, through a joint venture with a company in China, and a second, independent Chinese manufacturer have announced the intent to begin producing and distributing a fungal source of ARA;

•	some infant formulas now on the market outside the United States use DHA derived from other sources, such as fish or eggs;

•	some baby food products now on the market in the United States use DHA derived from eggs;

•	fish oil-based products currently dominate the adult DHA supplement market;

•	certain foods containing fish oils are on the market in various parts of the world;

•	we are aware that Nutrinova is actively marketing a DHA-rich microalgal oil to the food and beverage and dietary supplement markets in the United States, China and Europe. We have filed a patent infringement suit against Nutrinova in both the United States and Germany;

•	we are aware that other companies, several with greater financial resources than ours, are developing plant-based DHA and other companies are developing chemically synthesized DHA; and

•	we are aware of the development of microencapsulated fish oil products by several large companies, including BASF and DSM. Although microencapsulation of the oil resolves many of the odor, stability and taste issues found with fish oil, a microencapsulated product currently is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil presents a substantial competitive threat.

As of June 2, 2005, no other sources of DHA and ARA have received clearance from the FDA for inclusion in U.S. infant formulas.

Experts differ in their opinions on the importance of DHA and/or ARA in infant formula. Some experts feel that they are not necessary ingredients for infant development and that supplemented formulas will remain a premium product and never gain widespread acceptance worldwide. If this occurs, or if clinical trials do not continue to yield positive results on the benefits of DHA on cardiovascular or other health problems, our future revenues may be limited in the infant formula market, food and beverage market and the nutritional supplement market.

Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. There have also been clinical studies where no beneficial effects have been found, possibly due to dose, duration or other factors. Experts generally recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants’ cognitive ability at early ages, suggesting that these results may not carry over to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and/or ARA in infant formula may never gain widespread acceptance worldwide. As of April 30, 2005, our products have been in the U.S. infant formula market for approximately three years and we believe that these products have penetrated approximately 75% of the U.S. infant formula market. Internationally, our products have been included in term infant formula in over 30 countries. Many of these introductions have occurred in the last three to four years.

In addition to sales into the infant formula market, approximately 1% and 2% of product sales revenues in the six months ending April 30, 2005 and 2004, respectively, came from sales of our nutritional oils to the adult supplement and food and beverage markets. Investigators at universities and at other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data are not required to market food ingredients or nutritional supplements outside of the infant formula market, we believe that further clinical studies may be needed to validate the benefits of DHA supplementation in order to gain widespread entry into these markets. If clinical trials do not continue to yield positive results on the benefits of DHA, our future revenues in these markets may be limited.

Our business would be harmed if we fail to comply with applicable good manufacturing practices as required by the FDA.

In connection with the manufacture of certain of our products, we are required to adhere to applicable current “good manufacturing practice” (“GMP”) requirements as required by the FDA. GMP regulations specify component and product testing standards, control quality assurance requirements and records and other documentation controls. As the manufacturer of DHA and ARA that are marketed as dietary supplements and used as ingredients in infant formulas sold in the United States, and may be used in food and beverages, we are subject to GMP and various other requirements applicable to such products. There can be no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant dietary supplement and infant formula requirements for commercial use. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA and comparable agencies in other countries. A determination that we are in violation of such GMP and other regulations could lead to an interruption of our production output and the imposition of civil penalties, including fines, product recalls or product seizures, and, in the most egregious cases, criminal sanctions.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable federal and state regulations.

Our business is subject to extensive federal and state regulation. Current products and products in development cannot be sold if we or our customers do not obtain or maintain regulatory approvals. While we have developed and instituted a corporate compliance program, we cannot assure you that we or our employees are or will be in compliance with all potentially applicable federal and state regulations. If we fail to comply with any of these regulations a range of actions could result, materially affecting our business and financial condition , including, but not limited to, the failure to approve a product candidate, restrictions on our products or manufacturing processes, including withdrawal of our products from the market, significant fines, or other sanctions.

Our business exposes us to potential product liability claims and recalls, and our insurance may not provide adequate coverage.

Our development, manufacture and marketing of products involve an inherent risk of exposure to product liability claims, product recalls, product seizures and related adverse publicity. In addition, as only a small amount of our oils resides in our customers’ end product, a recall of our oils could impact a much larger recall of our customers’ end products. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain product liability and recall insurance for our products in the amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, if a product liability claim is made against us, or if there is a product recall, whether fully covered by insurance or not, our business and future sales could be adversely impacted.

Our opportunity in the U.S. infant formula market may be limited by the adoption or renewal rate of supplemented formulas into the Women, Infants and Children program.

We estimate that of our total current annual U.S. market opportunity for sales of supplemented infant formula, approximately half will come from Women, Infant and Children (“WIC”)-funded sales. Most WIC state agencies provide only one brand of infant formula to its participants, depending on which company has the rebate contract in a particular state. Since early 2002, WIC programs in all 50 states and the District of Columbia have adopted a brand of infant formula supplemented with our oils. WIC is a federal grant program that is state administered for the benefit of low-income nutritionally at-risk women, infants and children. If our licensees do not attempt to gain adoption of a supplemented brand of infant formula in other states, other state WIC agencies do not agree to adopt a supplemented infant formula into their WIC program, supplemented formulas are removed from WIC programs that previously adopted them, or if any of our licensees fail to renew, in a timely fashion, their contract awards from WIC agencies for the adoption of a supplemented infant formula, then our future revenues from supplemented infant formula sales in the U.S. would be limited.

Our manufacturing process involves the handling of hazardous materials and the mishandling of these hazardous materials could result in substantial costs and harm to our business.

In connection with our research and manufacturing activities, we utilize some hazardous materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and management of hazardous materials and specified waste products. The cost of compliance with these laws and regulations could be significant. Moreover, we could be subject to loss of our permits, government fines or penalties and/or other adverse governmental or private party action if such hazardous materials are used, stored, handled, emitted or otherwise managed in violation of law or any permit. In addition, we could be subject to liability if hazardous materials are released into the environment. A substantial fine, penalty or judgment, the payment of significant environmental remediation costs or property or personal injury damages, or the loss of a permit or other authorization to operate or engage in our ordinary course of business could result in material, unanticipated expenses and the possible inability to satisfy customer demand for our nutritional oils.

We learned in March 2004 that the federal Environmental Protection Agency (“EPA”), utilizing personnel from its Criminal Investigation Division, had asked questions of current and former Martek employees relating to a March 12, 2003 explosion that occurred at a public wastewater treatment plant in Winchester, Kentucky and n-hexane. Current and former employees have testified before a federal grand jury that is investigating the matter. We further learned in April 2005 that the EPA has interviewed two additional employees of Martek and has requested information from the WMU on a number of matters including the March 12, 2003 explosion. While we cannot be certain of the outcome of the EPA investigation, we believe that the outcome of the investigation will not have a material impact on our financial condition or results of operations.

Our adoption of the Financial Accounting Standards Board’s SFAS No. 123 (revised 2004), “Share-Based Payment,” or alternative incentive compensation plans that we could adopt could result in our recognition of significant additional compensation expense.

In October 2004, the Financial Accounting Standards Board concluded that SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), would be effective for interim or annual periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the effective date of SFAS 123R to the annual period beginning after June 15, 2005. We currently expect to adopt SFAS 123R in the quarter ended January 31, 2006, and currently plan to apply SFAS 123R’s modified prospective method, whereby a company recognizes share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. SFAS 123R and the related accounting is described in more detail in Note 1 to our consolidated financial statements under the heading “Recently Issued Accounting Pronouncements.” In December 2004 and January and May 2005, we accelerated the vesting of certain unvested stock options previously issued by us. The accelerations will enable us to avoid recording approximately

$27 million of future compensation cost that would have been required to be recognized under SFAS 123R. After giving effect to these accelerations of vesting and based upon our projection of unvested stock options at the implementation date, we expect the adoption to result in the recognition of additional compensation cost of approximately $3.0 million during fiscal 2006. In light of our anticipated adoption of SFAS 123R, we and our compensation committee are reevaluating our current incentive compensation plans and may adopt new plans that involve equity, cash or other forms of incentive compensation that may increase the absolute amount or volatility of our future compensation expense.

Changes in foreign currency exchange rates or interest rates could result in losses.

Beginning in January of 2004, our purchases of ARA from DSM’s Capua, Italy plant were denominated in euros. Fluctuations in the euro-U.S. dollar exchange rate can adversely impact our cost of ARA oil and our gross margins. To reduce the risk of unpredictable changes in these costs, we may, from time to time, enter into forward foreign exchange contracts. However, due to the variability of timing and amount of payments under these contracts, the forward foreign exchange contracts may not mitigate the potential adverse impact on our financial results and in fact may themselves cause financial harm. We have entered into foreign currency forward contracts with outstanding notional values aggregating approximately 5.4 million euros at April 30, 2005. The terms of these contracts are from 30 to 120 days.

We are a defendant in putative class action lawsuits which, if determined adversely, could have a material adverse affect on us.

As described in detail in this report under Part II Item 1. “Legal Proceedings,” we, our Chairman and CEO, our President, and our Chief Financial Officer were named as defendants in putative class action lawsuits filed in the United States District Court for the District of Maryland. The complaints generally seek recovery of unspecified damages for persons who purchased our shares during the period from December 9, 2004 through April 27, 2005. The complaints assert claims under federal securities laws arising from statements made in or omitted from our registration statement for our January 2005 public offering and several public statements made by the defendants during the purported class period, and allege that the Company and the individually named defendants made materially false and misleading public statements and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, concerning the Company’s business and prospects.

The Company intends to vigorously defend against the plaintiffs’ claims. As this litigation is in an initial stage, management is unable to predict its outcome or its ultimate effect, if any, on the Company’s financial condition. However, we expect that the costs and expenses related to this litigation may be significant. Although we have director and officer liability insurance policies (which, subject to the terms and conditions thereof, also provide “entity coverage” for the Company for this litigation) in place, the Company is responsible for certain costs and expenses relating to the lawsuits. Also, a judgment in or settlement of these actions could exceed our insurance coverage. If we are not successful in defending these actions, our business and financial condition could be adversely affected. In addition, whether or not we are successful, the defense of these actions may divert the attention of our management and other resources that would otherwise be engaged in running our business.